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Exhibit 99(a)(3)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The Return of Cash (as defined herein) is being made solely by the Circular to Shareholders, dated June 13, 2006, and the Election Form (if applicable), and any amendments or supplements thereto. Persons to whom this notice is made available are requested to inform themselves of any legal or regulatory restrictions applicable to them as such restrictions may prevent them from receiving B Shares or participating in the Return of Cash.

£9 Billion Return of Cash

Vodafone Group Plc, a public limited company organized under the laws of England and Wales ("Vodafone" or the "Company"), is returning cash (the "Return of Cash") to its shareholders by way of an issuance of redeemable non-cumulative preference shares, par value 15 pence per share (the "B Shares"). The Return of Cash will be made to record holders of its existing ordinary shares, par value $0.10 per share (the "Existing Ordinary Shares") as of 9:30 p.m. (London time) on July 28, 2006, and to record holders of its existing American Depositary Receipts (the "Existing ADRs"), evidencing American Depositary Shares and representing ten Existing Ordinary Shares, as of 4:30 p.m. (New York City time) on July 28, 2006.

Holders of Existing Ordinary Shares shall be entitled to one B Share per Existing Ordinary Share they hold as of July 28, 2006. In the case of holders of Existing ADRs, since each Existing ADR represents ten Existing Ordinary Shares, such holders are entitled to receive ten B Shares per Existing ADR they hold as of July 28, 2006. Each B Share entitles its holder to receive 15 pence in cash and since holders of Existing ADRs will receive ten B Shares per Existing ADR, such holders will be entitled to £1.50 per Existing ADR. Holders of B Shares outside the United States (i.e., holders of Existing Shares outside the United States) have three alternative ways in which they can receive their 15 pence per B Share (collectively, the "B Share Alternatives"). They are as follows: (i) have their B Shares redeemed for cash, at a price of 15 pence per B Share; (ii) receive a single cash dividend of 15 pence per B Share ("Alternative 2"); or (iii) retain their B Shares, with an opportunity to have them redeemed at certain dates in 2007 and 2008 at a price of 15 pence per B Share.

Holders of B Shares inside the United States (i.e., holders of Existing Shares inside the United States and holders of Existing ADRs wherever located) will not be eligible to make an election and will only be entitled to receive Alternative 2. In conjunction with the issue of the B Shares, Vodafone intends to engage in a share capital consolidation (the "Share Capital Consolidation"), or reverse stock split, in order to maintain the trading value of the Existing Ordinary Shares and Existing ADRs (subject to normal market movements), despite the cash payment of 15 pence per Existing Ordinary Share or £1.50 per Existing ADR. The Share Capital Consolidation will be carried out by subdividing and consolidating each Existing Ordinary Share and Existing ADR which will result in new ordinary shares (the "New Ordinary Shares") and new ADRs (the "New ADRs") being issued. U.S. Shareholders will receive 7 New Ordinary Shares for every 8 Existing Ordinary Shares owned as of 9:30 p.m. (London time) on July 28, 2006. Holders of ADRs will receive 7 New ADRs for every 8 Existing ADRs, or approximately 0.875 New ADRs for each Existing ADR, owned as of 4:30 p.m. (New York City time) on July 28, 2006.

The Return of Cash, including the B Share Alternatives is being made on the terms and subject to the conditions as set forth in the Circular to Shareholders, dated June 13, 2006 (the "the Circular"), and in the Election Form (if applicable). The Company will pay all related charges and expenses of The Bank of New York, in its capacity as the depositary for the Return of Cash in respect of the Existing ADRs, and Computershare Investor Services PLC, which is acting as the receiving and information agent for the remainder of the Return of Cash (the "U.K. Receiving and Information Agent").

THE B SHARE ALTERNATIVES WILL REMAIN OPEN FOR ELECTION AND ACCEPTANCE DURING THE ELECTION PERIOD UNDER THE RETURN OF CASH. THE ELECTION PERIOD FOR ACCEPTANCES AND WITHDRAWALS WITH RESPECT TO THE B SHARE ALTERNATIVES WILL EXPIRE AT 10:00 A.M. (NEW YORK CITY TIME), OR 3:00 P.M. (LONDON TIME), ON AUGUST 3, 2006 (THE "ELECTION PERIOD"), UNLESS EXTENDED TO A LATER CLOSING DATE.

The Return of Cash is conditional on the approval of certain resolutions (the "Resolutions") by Shareholders at the Extraordinary General Meeting of Shareholders (the "EGM") scheduled to occur on July 25, 2006 and the admission of New Ordinary Shares to the Daily Official List becoming effective in accordance with the listing rules made by the U.K. Listing Authority for the purposes of Part VI of the U.K. Financial Services and Markets Act 2000, as amended, and the admission of the New Ordinary Shares on the London Stock Exchange's market for listed securities becoming effective in accordance with the rules of the London Stock Exchange, which is expected to occur on July 31, 2006. If these conditions are not satisfied by 8:00 a.m. (London time), or 3:00 a.m. (New York City time), on July 31, 2006 or such later time and/or date as the Directors of Vodafone may decide, subject to compliance with the Securities Exchange Act of 1934 (the "Exchange Act"), no New Ordinary Shares, New ADRs or B Shares will be created and the Return of Cash will not take effect and, hence, will be terminated.

THE DIRECTORS OF THE COMPANY ARE OF THE OPINION THAT THE RETURN OF CASH AND THE RESOLUTIONS TO BE PROPOSED AT THE EGM ARE IN THE BEST INTERESTS OF SHAREHOLDERS AS A WHOLE.

The Election Period may be extended at any time or from time to time (without an obligation to do so, other than as may be required under the Exchange Act or other applicable law) and, in such event, any extension of the Election Period will be publicly announced no later than 8:00 a.m. (London time) in the United Kingdom and 8:00 a.m. (New York City time) in the United States on the business day following the occurrence of the event giving rise to the extension.

If the Return of Cash becomes or is declared unconditional, the B Shares in respect of which an election has been made, or deemed to have been made in accordance with the terms and conditions of the Return of Cash, shall be accepted for payment and the consideration for the B Shares will be paid (less applicable withholding taxes, if any) to holders of B Shares that are shareholders on August 11, 2006 and to holders of B Shares that are holders of ADRs commencing August 16, 2006 (each subject to extension of the Election Period). With respect to payment of the Alternative 2, holders of Existing ADRs will receive cash consideration in U.S. dollars based on the spot rate in London (net of conversion fees and expenses) on the day the cash consideration is received by the Depositary. Under no circumstances will interest on the price of B Shares be paid by Vodafone because of any delay in paying for any B Shares.

An election under the B Share Alternatives may be withdrawn pursuant to the procedures set out below at any time from the date of this announcement until 10:00 a.m. (New York City time), or 3:00 p.m. (London time), on August 3, 2006, the latest time specified for receipt of acceptances on the last day of the Election Period. B Shares in respect of which acceptances have been received during the Election Period and not validly withdrawn prior to the end of the Election Period may not be withdrawn, except in certain limited circumstances described in the Circular. To be effective, a written notice of withdrawal must be received on a timely basis by the Receiving Agent at the addresses set forth in the Circular and must specify the name of the person who has tendered the B Shares, the number of B Shares to be withdrawn and the name of the registered holder of the B Shares, if different from the name of the person whose acceptance is to be withdrawn. All questions as to the validity (including the time of receipt) of any notice of withdrawal will be determined by Vodafone, whose determination shall be final and binding.

To the extent paid out of the current or accumulated earnings and profits of Vodafone (as determined under U.S. tax principles), beneficial owners of Existing Ordinary Shares (including holders of Existing ADRs) that are U.S. Holders (as defined in the Circular) should be treated as receiving a dividend for U.S. federal income tax purposes upon the receipt of the dividend pursuant to Alternative 2 and should not be separately taxed upon the receipt of the B Shares, the conversion of Existing Ordinary Shares into New Ordinary Shares, or Existing ADRs into New ADRs, (except to the extent of any cash received in respect of fractional shares) or the conversion of B Shares into Deferred Shares (as defined in the Circular). The dividend will be treated as ordinary income from foreign sources. Such beneficial owners should generally have the same holding period and basis in the New Ordinary Shares or New ADRs received as they had in their Existing Ordinary Shares or Existing ADRs (except such basis may be reduced to the extent attributable to any fractional shares for which cash is received). U.S. Holders should read the Circular for more information on the U.S. federal income tax consequences of the Return of Cash. Notwithstanding the foregoing, all shareholders are strongly urged to seek independent financial and tax advice in connection with their choice of election.

The information required to be disclosed by Rule 13e-4(d)(1) under the Exchange Act is contained in the Circular and is incorporated herein by reference. The Circular, the Election Form and related materials are being mailed to holders of record of Existing ADRs and Existing Ordinary Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear as holders of record, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Existing ADRs and Existing Ordinary Shares.

The Circular, the Election Form (if applicable) and related materials contain important information which should be read carefully before any decisions are made with respect to the Return of Cash.

Requests for assistance or copies of materials related to the Return of Cash may be directed to the U.K. Receiving and Information Agent in accordance with information set forth in the Circular, and copies will be furnished promptly at Vodafone's expense. In addition, Vodafone will file a Tender Offer Statement on Schedule TO (the "Schedule TO") dated the date hereof containing the Circular, the Election Form and other related documentation with the Securities and Exchange Commission (the "SEC"). Free copies of the Schedule TO and the other related documents filed by Vodafone in connection with the Return of Cash will be available from the date of this announcement on the SEC's website at http://www.sec.gov. Except as set forth in the Return of Cash Documents, no fees or commissions will be paid to brokers, dealers or other persons for soliciting elections in respect of B Shares pursuant to the B Share Alternatives.

The Depositary for the Return of Cash is:	The U.K. Receiving and Information Agent is:
THE BANK OF NEW YORK

June 13, 2006

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  Exhibit 99(a)(3)